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EXHIBIT 12.2

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements

						Three Months
	Year Ended December 31					Ended March 31
	-------------------------------------------------------------------------------------					-----------------------------
	1995	1996	1997	1998	1999	1999	2000
	--------------	--------------	--------------	--------------	--------------	------------	--------------
	(dollar amounts expressed in thousands)

Interest costs	$135,130	$128,360	$137,350	$159,870	$146,124	$37,590	$36,984
Interest capitalized during the period	3,549	17,778	10,575	1,341	238	61	125
Interest factor related to noncapitalized leases(1)	8,600	12,982	11,931	11,308	13,065	2,998	3,033
	--------------	--------------	----------------	----------------	--------------	------------	--------------
Total fixed charges	147,279	159,120	159,856	172,519	159,427	40,649	40,142
Preferred stock dividend requirements -- pretax	59,850	65,207	44,686	19,940	17,129	8,754	8,091
	--------------	--------------	----------------	----------------	--------------	------------	--------------
Combined fixed charges and preferred dividend requirements	$207,129	$224,327	$204,542	$192,459	$176,556	$49,403	$48,233
	========	========	=========	=========	========	=======	========
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$589,410	$31,340	$(28,930)	$(16,878)	$355,940	$33,535	$71,846
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(36,861)	(1,290)	5,180	3,791	(6,115)	(746)	(2,321)
Total fixed charges	147,279	159,120	159,856	172,519	159,427	40,649	40,142
Less interest capitalized	(3,549)	(17,778)	(10,575)	(1,341)	(238)	(61)	(125)
	--------------	--------------	----------------	----------------	--------------	------------	--------------
Total earnings before fixed charges	$696,279	$171,392	$125,531	$158,091	$509,014	$73,377	$109,542
	========	========	=========	=========	========	=======	========
Ratio of earnings to combined fixed charges and preferred dividend requirements	3.36	-	-	-	2.88	1.49	2.27

Excess of combined fixed charges and preferred dividend requirements over total earnings before fixed charges	$-	$52,935	$79,011	$34,368	$-	$-	$-

(1) Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.